RHCA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
AS OF DECEMBER 31, 2015

NET CAPITAL				
Total member's equity qualified for net capital			$	21,197
Less nonallowable assets	$	14,736		
		14,736		
Other deductions / charges		-		14,736
Net capital			$	6,461
AGGREGATE INDEBTEDNESS			$	-
NET CAPITAL REQUIREMENT				
Minimum dollar net capital requirement of report broker or dealer			$	5,000
Net capital in excess of required minimum			$	1,461
Excess net capital at 1000% (net capital less than the greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement)			$	461
Ratio of aggregate indebtedness to net capital				0 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2015, and the corresponding unaudited Part IIA of the FOCUS Report / Form X-17A-5 filed by RHCA Securities, LLC.